UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Update on Financial Support and Liquidity Position

As previously disclosed in the Company’s audited consolidated financial statements as of and for the years ended June 30, 2025 and 2024, and its unaudited interim condensed consolidated financial statements as of June 30, 2025 and for the six-month periods ended December 31, 2025 and 2024, Moolec Science S.A. (the “Company”) has been subject to material uncertainty regarding its ability to continue as a going concern. Although the Company reported positive shareholders’ equity as of December 31, 2025, it also reported negative working capital and disclosed that, without additional funding, it did not have sufficient financial resources to satisfy all of its obligations as they become due or to fully execute its business plan.

In response to these circumstances, since the appointment of its current management, the Company has implemented a comprehensive operational and financial restructuring designed to preserve liquidity, reduce its cost base and place its operations on a more sustainable footing. These measures have included significant cost-reduction initiatives, the streamlining of organizational and corporate functions, tighter working-capital management and the prioritization of resources toward the Company’s core operations. The Company’s operations have continued throughout this demanding restructuring process, and the Company has continued to serve its customers and generate revenues and operating cash receipts. Although these measures have reduced the Company’s operating costs and cash requirements, the Company’s remaining need for additional funding is attributable to obligations arising from liabilities incurred during the tenure of its former management.

In this context, the Company had relied on the availability of financial support from certain shareholders and related parties to address its liquidity requirements. Those sources of financial support are no longer available. Consequently, the Company is required to obtain replacement financing, additional liquidity or other financial support.

The uncertainty created by the winding-up petition filed and pursued by Linklaters LLP (the “Petition”) in respect of an alleged debt that the Company disputes in its entirety has adversely affected the Company’s ability to pursue and obtain replacement financing from potential lenders, investors and other financing counterparties. The Company considers Linklaters’ decision to invoke the extraordinary remedy of winding-up proceedings in respect of a genuinely and substantially disputed commercial claim—rather than seek to establish its alleged claim through ordinary civil proceedings—to be an improper and disproportionate use of the winding-up process.

The engagements and invoices underlying Linklaters’ asserted claim relate exclusively to legal services procured during the tenure of the Company’s former management. From January 2023 through June 2025, Linklaters invoiced the Company approximately $6.1 million in legal fees, of which approximately $3.8 million was paid. Linklaters now asserts that approximately $2.3 million remains payable. Neither the Company’s current management nor its current board approved or ratified the fee arrangements giving rise to the disputed invoices, and the matters underlying the asserted claim predate, and are unrelated to, the Company’s current governance, management and operations.

The Company believes that fees of this magnitude are difficult to reconcile with the nature and scope of the legal services reasonably required by a company of Moolec’s size and stage of development, particularly given that the Company maintained its own in-house legal function throughout the relevant period. The Company has not acknowledged that any portion of the amount asserted by Linklaters is due or payable. Any discussions concerning a possible commercial resolution were conducted without prejudice to the Company’s position that the claim is disputed and were not intended to constitute, and did not constitute, any admission of liability.

The Company intends to take all appropriate actions against Linklaters to protect the Company and its stakeholders and to seek redress for the harm caused by the filing and pursuit of the Petition. The Company will pursue all rights, claims and remedies available to it, including claims in respect of losses, damages, costs and other adverse consequences suffered by the Company as a result of the Petition and its effects on the Company’s operations, financing activities and relationships with suppliers, creditors, shareholders and other stakeholders. The Company also intends to seek recovery of the costs incurred in opposing the Petition and reserves the right to pursue such further relief against Linklaters as may be available in any relevant jurisdiction.

Taken together, the unavailability of the financial support previously relied upon by the Company and the Petition represent a material adverse development in the Company’s liquidity position and have significantly increased the previously disclosed material uncertainty regarding the Company’s ability to satisfy its obligations as they become due and to continue as a going concern.

Forward-looking Statements

This Report on Form 6-K contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project,” “may,” “will,” “could,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Such forward-looking statements include, without limitation, statements regarding the Company’s liquidity position and capital requirements; its ability to meet its obligations as they become due and to continue as a going concern; its ability to obtain alternative sources of financing, liquidity or financial support; the availability, terms and timing of any such financing or support; the Company’s evaluation and pursuit of financing, restructuring, strategic or other alternatives; and the potential impact of the loss of previously available financial support on the Company’s business, operations, financial condition and capital structure.

Forward-looking statements also include statements regarding the pending winding-up petition previously disclosed by the Company (the “Petition”), including the Company’s evaluation of the Petition, its legal positions and anticipated defenses, the outcome of the winding-up proceedings, the Company’s ability to successfully defend the Petition, decisions of the Grand Court of the Cayman Islands, the availability of legal remedies under Cayman Islands law, and the potential impact of the Petition on the Company’s business, operations, liquidity, financing arrangements, contractual obligations, capital structure and ability to complete corporate actions.

These forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Report on Form 6-K, such statements are based on facts, circumstances and assumptions about which the Company cannot be certain. The Company cannot assure investors that the forward-looking statements contained in this Report on Form 6-K will prove to be accurate.

These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the Company’s ability to obtain sufficient financing or other sources of liquidity on acceptable terms, or at all; the timing and availability of any such financing; the Company’s ability to meet its obligations as they become due; the Company’s ability to continue as a going concern; the outcome of any financing, restructuring or strategic alternatives pursued by the Company; the outcome of the winding-up proceedings; the possibility that the Grand Court of the Cayman Islands grants the relief sought in the Petition; the costs associated with defending such proceedings; the potential impact of the Petition on the Company’s operations, financing arrangements, contractual obligations and ability to complete corporate actions; changes in applicable laws or regulations; adverse economic, business or competitive factors; costs related to the scaling up of the Company’s business; and other risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary materially from those projected in these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, investors should not place undue reliance on these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

	By:	/s/ Romualdo Varela
	Name:	Romualdo Varela
	Title:	Director
Date: September 2, 2026

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